UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               GASCO ENERGY, INC.
                                 Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   D367220100
                                 (CUSIP Number)

                                December 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 9 Pages

CUSIP No. 351043104                                           Page 2 of 11 Pages



1    Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              SARANAC CAPITAL MANAGEMENT LP

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]
3    SEC Use Only

4    Citizenship or Place of Organization

              Delaware

                     5        Sole Voting Power
 Number of                             5,626,575
  Shares
Beneficially         6        Shared Voting Power
 Owned By                              0
   Each
Reporting            7        Sole Dispositive Power
 Person                                 5,626,575
  With
                     8        Shared Dispositive Power
                                       0

9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                              5,626,575

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [   ]

11   Percent of Class Represented By Amount in Row (9)

                              6.35%

12   Type of Reporting Person (See Instructions)

                              PN; IA

CUSIP No. 351043104                                           Page 3 of 11 Pages



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              SARANAC CAPITAL MANAGEMENT GP LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                 a. [ ]
                                 b. [X]
3    SEC Use Only

4    Citizenship or Place of Organization

              Delaware

                     5        Sole Voting Power
 Number of                             5,626,575
  Shares
Beneficially         6        Shared Voting Power
 Owned By                              0
   Each
Reporting            7        Sole Dispositive Power
 Person                                 5,626,575
  With
                     8        Shared Dispositive Power
                                       0

9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                              5,626,575

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [   ]

11   Percent of Class Represented By Amount in Row (9)

                              6.35%

12   Type of Reporting Person (See Instructions)

                              OO; HC

CUSIP No. 351043104                                           Page 4 of 11 Pages



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              ROSS MARGOLIES

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                 a. [ ]
                                 b. [X]
                             3 SEC Use Only
4    Citizenship or Place of Organization

              UNITED STATES

                     5        Sole Voting Power
 Number of                             5,626,575
  Shares
Beneficially         6        Shared Voting Power
 Owned By                              0
   Each
Reporting            7        Sole Dispositive Power
 Person                                 5,626,575
  With
                     8        Shared Dispositive Power
                                       0

9    Aggregate Amount of Beneficially Owned by Each Reporting Person

                              5,626,575

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [  ]

11   Percent of Class Represented By Amount in Row (9)

                              6.35%

12   Type of Reporting Person (See Instructions)

                              IN; HC

CUSIP No. 351043104                                           Page 5 of 11 Pages



Item 1(a)     Name of Issuer:

              Gasco Energy, Inc. (the "Issuer").

Item 1(b)     Address of the Issuer's Principal Executive Offices:

              8 Inverness Drive East, Suite 100, Englewood, CO 80112

Item 2(a)     Name of Person Filing:

              This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              (i)    Saranac   Capital   Management   LP,  a  Delaware   limited
                     partnership ("Saranac Capital"),

              (ii) Saranac Capital Management GP LLC, a Delaware limited liability company ("Saranac Management GP"), and

              (iii)  Ross Margolies ("Mr. Ross Margolies").


              This statement relates to Shares (as defined herein) held for the accounts of Saranac Capital.

              Saranac Management GP is the general partner of Saranac Capital and, in such capacity may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac Capital. In his capacity as the managing member of Saranac Management GP, Mr. Ross Margolies may be deemed to have investment discretion over, and may be the beneficial owner of securities held for the account of Saranac Capital.

Item 2(b)     Address of Principal Business Office or, if None, Residence:

              The address and principal business office of each of the Reporting Persons is 31 West 52nd Street, New York, NY 10019.

Item 2(c)     Citizenship:

              (i)    Saranac Capital is a Delaware limited partnership;

              (ii) Saranac Management GP is a Delaware limited liability company; and

              (iii)  Mr. Ross Margolies is a United States citizen.

              Item   2(d) Title of Class of Securities:

              Common Stock (the "Shares").

Item 2(e)     CUSIP Number:

              D367220100

CUSIP No. 351043104                                           Page 6 of 11 Pages



Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


              (a)   [ ] Broker or dealer registered under Section 15 of the
                        Act (15 U.S.C. 78o);

              (b)   [ ] Bank as defined in Section 3(a)(6) of the Act
                        (15 U.S.C. 78c);

              (c)   [ ] Insurance company as defined in Section 3(a)(19) of
                        the Act (15 U.S.C. 78c);

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

              (e)    [X]   Investment   adviser  in   accordance   with  Section
                     240.13d-1(b)(1)(ii)(E);

              (f) [ ] Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

              (g) [X] Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

              (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j)    [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

Item 4(a)     Amount Beneficially Owned:

              As of December 31, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of 5,626,575 Shares (including 4,200,000 Shares issuable upon conversion of convertible bonds) held for the account of Saranac Capital.

Item 4(b)     Percent of Class:

              The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owners constitutes approximately 6.35% of the total number of Shares outstanding (based upon 88,655,000 Shares outstanding, assuming the conversion of convertible bonds held for the account of Saranac Capital Management).

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CUSIP No. 351043104                                           Page 7 of 11 Pages



Item 4(c)     Number of shares as to which the person has:

              Saranac Capital

     (i)  Sole power to vote or to direct the vote:                    5,626,575

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      5,626,575

     (iv) Shared power to dispose or to direct the disposition of:             0

Saranac Management GP

     (i)  Sole power to vote or to direct the vote:                    5,626,575

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      5,626,575

     (iv)  Shared power to dispose or to direct the disposition of:            0

Mr. Ross Margolies

     (i)  Sole power to vote or to direct the vote:                    5,626,575

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      5,626,575

     (iv)  Shared power to dispose or to direct the disposition of:            0

Item 5.       Ownership of Five Percent or Less of a Class:

              This Item 5 is not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another
              Person:

              The limited partners of Saranac Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Saranac Capital in accordance with their respective ownership interests in Saranac Capital.

Item 7.       Identification and Classification of the Subsidiary Which
              Acquired  the  Security  Being  Reported on by the Parent  Holding
              Company:

              This Item 7 is not applicable.

Item 8.       Identification and Classification of Members of the Group:

              This Item 8 is not applicable.

CUSIP No. 351043104                                           Page 8 of 11 Pages


Item 9.       Notice of Dissolution of Group:

              This Item 9 is not applicable.

Item 10.      Certification:

              By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 351043104                                           Page 9 of 11 Pages


                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February  13, 2006           SARANAC CAPITAL MANAGEMENT LP

                                    By:     Saranac Capital Management GP, LLC
                                            Its General Partner

                                            By:      /s/ Ross Margolies
                                                     ---------------------------
                                            Name:    Ross Margolies
                                            Title:   Managing Member



Date:  February  13, 2006           SARANAC CAPITAL MANAGEMENT GP, LLC

                                            By:      /s/ Ross Margolies
                                                     ---------------------------
                                            Name:    Ross Margolies
                                            Title:   Managing Member



Date:  February  13, 2006           ROSS MARGOLIES

                                            /s/ Ross Margolies
                                            ------------------------------------

CUSIP No. 351043104                                          Page 10 of 11 Pages


                                  EXHIBIT INDEX
                                                                        Page No.
A.   Joint Filing Agreement, dated as of February 13, 2006,                11
     by and among the Reporting Persons........................

CUSIP No. 351043104                                          Page 11 of 11 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

              The undersigned hereby agree that the statement on Schedule 13G/A with respect to the Common Stock of Gasco Energy, Inc., dated as of February 13, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February  13, 2006           SARANAC CAPITAL MANAGEMENT LP

                                     By:     Saranac Capital Management GP, LLC
                                            Its General Partner

                                            By:      /s/ Ross Margolies
                                                     ---------------------------
                                            Name:    Ross Margolies
                                            Title:   Managing Member




Date:  February  13, 2006           SARANAC CAPITAL MANAGEMENT GP, LLC

                                           By:       /s/ Ross Margolies
                                                     ---------------------------
                                            Name:    Ross Margolies
                                            Title:   Managing Member



Date:  February  13, 2006           ROSS MARGOLIES

                                            /s/ Ross Margolies
                                            ------------------------------------